UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41987

U-BX Technology Ltd.

Zhongguan Science and Technology Park

No. 1 Linkong Er Road, Shunyi District, Beijing

People’s Republic of China
People’s Republic of China 214000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

 Entry into Material Agreements

On April 27, 2026, U-BX Technology Ltd., a Cayman Islands exempted company (the “Company”), entered into certain securities purchase agreements (the “SPAs”) with the investors named therein (the “Purchasers”), pursuant to which the Company agreed to issue and sell, on a “best-efforts” basis (the “Offering”), 15,166,668 units (the “Units”), each Unit consisting of (i) one Class A ordinary share, par value $0.0016 per share (the “Class A Ordinary Shares”), and (ii) one warrant (each, a “Warrant”) to purchase 0.3 of a Class A Ordinary Share at an exercise price of $0.30 per Class A Ordinary Share. The Warrants include a “Zero Exercise Price Option”, an alternative cashless exercise mechanism, in lieu of paying the cash exercise price, that permits holders to receive 0.3 Class A Ordinary Share per Warrant for no additional consideration, subject to a warrant cap that the maximum aggregate number of Class A Ordinary Shares which may be issued upon exercise of all Warrants (including pursuant to the Zero Exercise Price Option) equal to 30% of the total Shares sold in the Offering (plus any shares resulting from rounding up fractional shares) (the “Warrant Cap”). Once the Warrant Cap is reached, no further Warrants may be exercised, and any unexercised Warrants will terminate and become void. The Units were sold at a public offering price of $0.30 per Unit. The Warrants are immediately exercisable and expire on the one-year anniversary of the issuance date.

The Company received gross proceeds of approximately $4.55 million from the Offering, before deducting placement agent fees and estimated offering expenses. The Company intends to use the net proceeds from the Offering for working capital, research and development, and general corporate purposes. The Offering closed on April 28, 2026.

The SPA contains customary representations, warranties, covenants, and closing conditions, as well as certain indemnification and other provisions.

The securities in the Offering were offered pursuant to a “shelf” registration statement on Form F-3 (File No. 333-291797) previously filed with the U.S. Securities and Exchange Commission (the “SEC”) and declared effective on December 15, 2025. The Offering was made only by means of a prospectus that forms a part of such registration statement. The Class A Ordinary Shares are listed on The Nasdaq Capital Market under the symbol “UBXG.”

In connection with the Offering, the Company entered into a placement agency agreement (the “PAA”) dated April 27, 2026, with FT Global Capital, Inc. (the “Placement Agent”), pursuant to which the Placement Agent acted as the “best efforts” lead placement agent for the Offering. As compensation to the Placement Agent, the Company paid the Placement Agent a cash success fee equal to 8.5% of the aggregate gross proceeds received by the Company from the Offering, (in connection with which the placement agents have entered into a certain fee sharing agreement), plus a non-accountable expense reimbursement of $35,000 and out-of-pocket expenses of $55,000. The PAA contains customary representations, warranties, agreements, and conditions to closing, as well as indemnification obligations of the Company and the Placement Agent, including for liabilities under the Securities Act of 1933, as amended (the “Securities Act”), and termination provisions.

The foregoing descriptions of the material terms of the PAA, the SPA, and the Warrant do not purport to be complete and are qualified in their entirety by reference to such documents, which are filed as Exhibits 10.1, 10.2, and 4.1, respectively, to this Form 6-K and are incorporated herein by reference.

On April 27, 2026, the Company issued a press release announcing the pricing of the Offering, a copy of which is furnished as Exhibit 99.1 hereto. On April 28, 2026, the Company issued a press release announcing the closing of the Offering, a copy of which is furnished as Exhibit 99.2 hereto.

The information furnished in Exhibits 99.1 and 99.2 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except as shall be expressly set forth by a specific reference in such filing.

Forward-Looking Statements

This Report on Form 6-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “hope,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include the Company’s expectations with respect to future performance and involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s control and are difficult to predict. Factors that may cause such differences include but are not limited to risks and uncertainties incorporated by reference under “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the SEC on October 24, 2025, and in the Company’s other filings with the SEC. The Company cautions that the foregoing list of factors is not exclusive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Warrant
10.1	Placement Agency Agreement, dated April 27, 2026, by and between U-BX Technology Ltd. and FT Global Capital, Inc.
10.2	Form of Securities Purchase Agreement
99.1	Pricing Press Release
99.2	Closing Press Release

This Report on Form 6-K, including the exhibits hereto (other than Exhibit 99.1), shall be deemed to be incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-291797) and any related prospectus or prospectus supplement, and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

U-BX Technology Ltd.

Date: April 28, 2026	By:	/s/ Jian Chen
	Name:	Jian Chen
	Title:	Chief Executive Officer

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